

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 19, 2018

<u>Via Email</u>

Myron Lewis
Director
DS Healthcare Group, Inc.
5579 Lyons Road
Coconut Creek, FL 33073

> **Re: DS Healthcare Group, Inc.**
> **Schedule 14D-9/A filed June 19, 2018**
> **SEC File No. 5-86927**

Dear Mr. Lewis:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the above filing. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your offer materials.

Please respond to this letter by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Schedule 14D-9/A filed June 19, 2018 – Item 4. The Solicitation or Recommendation

1. While you state that the Company is now recommending that shareholders tender into the Offer, you have not explained why you are now recommending an Offer you previously rejected. See Item 1012(b) of Regulation M-A. Please revise to explain the reasons for your changed position with respect to the Offer.

2. Please revise to provide the disclosure required by Item 1012(c) about whether any executive officer, director or affiliate of the issuer intends to tender into the Offer.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions